John Hancock Group of Funds

601 Congress Street

Boston, Massachusetts 02210-2805

February 17, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Kathy Churko

Re:	John Hancock Funds II Form N-CSR Annual Reports to Shareholders for the Period Ended August 31, 2016; File No. 811-21779 (“Form N-CSR”)

John Hancock Funds III Form N-CSR Filing for the Period Ended March 31, 2016; File No. 811-21777

Dear Ms. Churko:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (“SEC”), which were conveyed to us by telephone on January 18, 2017 with respect to the filing on Form N-CSR for John Hancock Funds II (“JHF II”) for the period ended August 31, 2016, which was filed with the SEC via EDGAR on October 31, 2016, and the filing on Form N-CSR for John Hancock Funds III (“JHF III”) for the period ended March 31, 2016, which was filed with the SEC via EDGAR on May 26, 2016. The Staff’s comments are set forth below, each followed by JHF II’s or JHF III’s response, as applicable.

For convenience, we have set forth each comment below, followed by the Funds’ response.

1.	Comment – For the N-CSR filed for JHF III Disciplined Value Fund and JHF III Small Company Fund (fiscal year end March 31), portfolio turnover rates for the funds year over year changed significantly (greater than 35%, in certain instances) with no mention in the Financial Highlights that portfolio turnover can vary significantly from year to year.

Response – Disciplined Value turnover rate increased from approximately 45% over four years to 61% for the year ended March 31, 2016. Small Company turnover rate increased from 79% in 2015 to 108% for the year ended March 31, 2016, however, the range for the past four years was 79%-133%, with an average of approximately 99%. Given that these are actively managed funds we did not consider these shifts to be significant enough to warrant added disclosure in the Financial Highlights. Additionally, the Funds’ Statement of Additional Information states that portfolio turnover may vary from year to year. We will continue to monitor changes in portfolio turnover to identify and evaluate instances in which added disclosure could be meaningful to shareholders.

2.	Comment – The following funds participated in inter-fund lending during the periods under review:
  JHF III Strategic Growth Fund (March 31, 2016)
  JHF II Strategic Income Opportunities Fund (August 31, 2016)
  JHF II Blue Chip Growth Fund (August 31, 2016)
  JHF II Equity Income Fund (August 31, 2016)

Please confirm these funds were in compliance with all conditions of their respective Exemptive order (File No. 812-13621; Order issued December 14, 2011) (the “Exemptive Order”).

Response – We confirm that the JHF II and JHF III funds that participated in the Interfund Lending Program during the period covered by the Report complied with the conditions set forth in the Exemptive Order. The John Hancock Group of Funds Board of Trustees has broad oversight of the John Hancock Group of Funds’ compliance with the condition of the Exemptive Order.

3.	Comment – For JHF II Retirement Living Portfolios (through 2010 – 2060), please explain what the line item “Other income received from Adviser” on the Statement of Operations represents.

Response – As set forth in the Funds’ prospectus, the Adviser has contractually agreed to reimburse the funds for specified amounts, including acquired fund fees. As acquired fund fees are indirect expenses of the funds, the expense reimbursement amounts received from the Adviser exceeded the direct fund level expenses for these funds. As disclosed in the footnotes to the financial statements, “Note 4 - Fees and transactions with affiliates, Expense Reimbursements”, amounts received in excess of fund level operating expenses are included as Other income from Adviser in the Statement of operations.

4.	Comment – For JHF II Income Fund, we have found no N-CSR filed since 2007. Does the fund continue to be active? If not, please update the Edgar filing to reflect the fund as inactive.

Response – This fund is registered, but purely as a shelf registered fund. It has no assets.

The Staff has requested that the Funds provide the following representations in their response to the Staff’s comments:

In connection with the Shareholder Reports, each Fund acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the Shareholder Reports;
2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Shareholder Reports; and
3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*    *    *

The Funds intend to include changes made in response to the comments set forth in this letter in future shareholder reports, registration statement updates, and website postings, as applicable. If you have any questions, please do not hesitate to contact me at (617) 663-4497.

Sincerely,

/s/ Salvatore Schiavone

Salvatore Schiavone

Treasurer

John Hancock Group of Funds